UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                          Gilat Satellite Networks Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, par value NIS .01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M51474100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       Mara Yoelson, Four Research Way, Princeton, NJ 08540 (609) 987-4472
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 12, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO. M51474100                                       PAGE  2  OF  15 PAGES
           ---------


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Capital Belgium S.A.

                 IRS#  N/A
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg

--------------------------------------------------------------------------------
                              7             SOLE VOTING POWER
                                            4,308,000
              NUMBER OF       --------------------------------------------------
               SHARES         8             SHARED VOTING POWER
            BENEFICIALLY                    -0-
              OWNED BY        --------------------------------------------------
                EACH          9             SOLE DISPOSITIVE POWER
              REPORTING                     4,308,000
               PERSON         --------------------------------------------------
                WITH          10            SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,308,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.4%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. M51474100                                       PAGE  3  OF  15 PAGES
           ---------


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Astra S.A.

                 IRS# 98-0125981
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg
--------------------------------------------------------------------------------
                              7             SOLE VOTING POWER
                                            4,308,000
              NUMBER OF       --------------------------------------------------
               SHARES         8             SHARED VOTING POWER
            BENEFICIALLY                    -0-
              OWNED BY        --------------------------------------------------
                EACH          9             SOLE DISPOSITIVE POWER
              REPORTING                     4,308,000
               PERSON         --------------------------------------------------
                WITH          10            SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,308,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         Not applicable                                                 [_]
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.4%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. M51474100                                       PAGE  4  OF  15 PAGES
           ---------


                                  SCHEDULE 13D
--------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 SES Global S.A.

                 IRS   #98-0353541
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         Luxembourg
--------------------------------------------------------------------------------
                              7             SOLE VOTING POWER
                                            4,308,000
              NUMBER OF       --------------------------------------------------
               SHARES         8             SHARED VOTING POWER
            BENEFICIALLY                    -0-
              OWNED BY        --------------------------------------------------
                EACH          9             SOLE DISPOSITIVE POWER
              REPORTING                     4,308,000
               PERSON         --------------------------------------------------
                WITH          10            SHARED DISPOSITIVE POWER
                                            -0-
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,308,000
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]
         Not applicable.
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.4%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP  NO. M51474100                                       PAGE  5  OF  15 PAGES
           ---------

                                  SCHEDULE 13D



Item 1.  Security and Issuer

         This Amendment No. 2 ("Amendment No.2") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated January 11, 1999, filed by GE American Communications, Inc. (now known as SES Americom, Inc.), GE Subsidiary, Inc. 22 (now known as SES Global-Americas, Inc.), General Electric Capital Corporation, General Electric Capital Services, Inc., and General Electric Company, as amended by Amendment No. 1 thereto ("Amendment No. 1"), dated as of December 4, 2001, filed by SES Americom, Inc. ("SES Americom"), SES Global-Americas, Inc. and SES Global S.A., relating to the Ordinary Shares, par value NIS .01 per share (the "Ordinary Shares"), of Gilat Satellite Networks Ltd., a corporation organized under the laws of Israel (the "Company" or "Gilat"), the principal executive offices of which are located at Yegia Kapayim St., Kyriat Arye, Petah Tikva 49130, Israel.

         This Amendment No. 2 is being filed by the undersigned to report the transfer of all of the Ordinary Shares held by SES Americom to its affiliate (as defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended), SES Capital Belgium S.A. Such transfer is more fully described in Items 3 and 5(c) below.

Item 2.  Identity and Background

         Item 2 is hereby amended and restated in its entirety:

         (a) - (c) This Statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by SES Capital Belgium S.A. ("SES Belgium"), SES Astra S.A. ("SES Astra "), and SES Global S.A. ("SES Global," and each of SES Global, SES Americom and SES Global Americas, a "Reporting Person").

         SES Belgium is a wholly-owned subsidiary of SES Astra. SES Astra a wholly-owned subsidiary of SES Global.

         SES Belgium is a societe anonyme organized and existing under laws of the Grand Duchy of Luxembourg. SES Belgium is a holding company for various investments and other interests of subsidiaries of SES Global and maintains its principal executive offices at Avenue de Tervueren 55, B-1040, Brussels.

         SES Astra is a societe anonyme organized and existing under the laws of the Grand Duchy of Luxembourg. SES Astra provides satellite communications services through its own fleet of spacecraft and maintains its principal executive offices at L-6815, Chateau de Betzdorf, Grand Duchy of Luxembourg.

         SES Global is a societe anonyme organized and existing under the laws of the Grand Duchy of Luxembourg. SES Global is a holding company for operating subsidiaries that provide satellite communications services through their respective fleets of spacecraft. SES Global maintains its principal executive offices at Chateau de Betzdorf, L-6815 Betzdorf, Grand Duchy of Luxembourg.

         For the information required herein with respect to the identity and background of each officer and director of the Reporting Persons, see Schedules I, II and III, attached hereto and hereby incorporated herein.

         The information required herein with respect to the respective executive officers and directors of the Reporting Persons is to the best knowledge of the Reporting Persons. If subsequent to the date of this Amendment No.2 additional information is received with respect to such individuals which would cause a material change in the information contain herein, an amendment to this Amendment No. 2 will be filed that will set forth such change in information.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f) The information required herein with respect to the citizenship of each officer and director of the Reporting Persons is set forth in Schedules I, II and III, attached hereto and hereby incorporated herein.


Item 3.  Source and Amount of Funds or Other Consideration

         As described in Item 5(c) below, SES Belgium purchased all of the Ordinary Shares held by SES Americom on September 12, 2002 for an aggregate purchase price of $3,058,680. The funds used to purchase the Ordinary Shares were obtained from contributions from SES Astra, the parent entity of SES Belgium.

CUSIP  NO. M51474100                                       PAGE  6  OF  15 PAGES
           ---------


Item 4.  Purpose of Transaction

         Unchanged.


Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety:

         (a) As of the date of this Amendment No. 2, the Reporting Persons may be deemed to beneficially own an aggregate of 4,308,000 Ordinary Shares, which, based on calculations made in accordance with Rule 13d-3(d) of the Act and there being 23,389,913 Ordinary Shares outstanding as of June 24, 2002 (as reported by the Company in Amendment No. 2 to Form F-4 of the Company dated June 26, 2002, represents approximately 18.4% of the outstanding Ordinary Shares.

         (b) Each of the Reporting Persons has sole power to vote and dispose of the 4,308,000 Ordinary Shares. To the best knowledge of the Reporting Persons, none of their respective executive officers and directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

         (c) On September 12, 2002, SES Americom transferred an aggregate of 4,308,000 Ordinary Shares, representing all of the Ordinary Shares held by SES Americom, to SES Belgium for an aggregate purchase price of $3,058,680. Except as set forth herein, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective executive officers or directors, has effected any transactions in the Ordinary Shares in the past 60 days or since the filing date of Amendment No. 1.

         (d) No person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons except for the Reporting Persons.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Unchanged.


Item 7.  Material to be Filed as Exhibits.



SCHEDULE       DESCRIPTION
--------       -----------

I.             Directors and executive officers of SES Belgium.
II.            Directors and executive officers of SES Astra.
III.           Directors and executive officers of SES Global.

CUSIP  NO. M51474100                                       PAGE  7  OF  15 PAGES
           ---------


SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 20, 2003                    SES CAPITAL BELGIUM S.A.


                                              /s/ Roland Jaeger
                                              ----------------------------------
                                              By:    Roland Jaeger
                                              Title: Director


Date:    February 20, 2003                    SES ASTRA S.A.


                                              /s/ Ferdinand Kayser
                                              ----------------------------------
                                              By:    Ferdinand Kayser
                                              Title: President and CEO


Date:    February 20, 2003                    SES GLOBAL S.A.


                                              /s/ Romain Bausch
                                              ----------------------------------
                                              By:    Romain Bausch
                                              Title: President and CEO

CUSIP  NO. M51474100                                       PAGE  8  OF  15 PAGES
           ---------



                           SCHEDULE AND EXHIBIT INDEX


SCHEDULE       DESCRIPTION
--------       -----------

I.             Directors and executive officers of SES Belgium.
II.            Directors and executive officers of SES Astra.
III.           Directors and executive officers of SES Global.

CUSIP  NO. M51474100                                       PAGE  9  OF  15 PAGES
           ---------


                                   Schedule I
                            SES CAPITAL BELGIUM S.A.
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                            PRESENT                           PRESENT
                            BUSINESS                          PRINCIPAL
NAME                        ADDRESS                           OCCUPATION                               CITIZENSHIP
----                        -------                           ----------                               -----------
Ferdinand Kayser            SES ASTRA S.A.                    Member of Executive Committee;           Luxembourg
                            L-6815 Chateau de Betzdorf        Chief Executive Officer and
                            Luxembourg                        President of SES Astra


Padraig McCarthy            SES ASTRA S.A.                    Chairman of SES CAPITAL                  Ireland
                            L-6815 Chateau de Betzdorf        BELGIUM; Senior Vice President
                            Luxembourg                        and Chief Financial Officer of
                                                              SES ASTRA

Roland Jaeger               SES GLOBAL S.A.                   General Counsel                          Luxembourg
                            L6815 Chateau de Betzdorf


EXECUTIVE OFFICERS:

                            PRESENT                           PRESENT
                            BUSINESS                          PRINCIPAL
NAME                        ADDRESS                           OCCUPATION                               CITIZENSHIP
----                        -------                           ----------                               -----------




CUSIP  NO. M51474100                                       PAGE 10  OF  15 PAGES
           ---------



                                   Schedule II
                                 SES ASTRA S.A.
                        DIRECTORS AND EXECUTIVE OFFICERS


DIRECTORS:

                            PRESENT                           PRESENT
                            BUSINESS                          PRINCIPAL
NAME                        ADDRESS                           OCCUPATION                               CITIZENSHIP
----                        -------                           ----------                               -----------
Romain Bausch               SES GLOBAL S.A.                   Chief Executive Officer and              Luxembourg
                            L-6815 Chateau de Betzdorf        President; Member of Executive
                            Luxembourg                        Committee of SES GLOBAL; Chairman
                                                              of the Board of SES ASTRA

Fred Arbogast *             SES ASTRA S.A.                    Senior IT Systems Engineer               Luxembourg
                            L-6815 Chateau de Betzdorf
                            Luxembourg

Robert Bednarek             SES GLOBAL S.A.                   Executive Vice-President, Corporate      U.S.
                            L-6815 Chateau de Betzdorf        Development; Member of Executive
                            Luxembourg                        Committee of SES GLOBAL

Pierre Goerens              Service des Medias et des         Conseiller de direction 1ere             Luxembourg
                            Communications                    classe
                            5, rue Large, Maison Cassal
                            L-1917 Luxembourg

Denis Hourt *               SES ASTRA S.A.                    Junior Ground Operations                 France
                            L-6815 Chateau de Betzdorf        Technician
                            Luxembourg

Dean Olmstead               SES Americom                      Chief Executive Officer and              U.S.
                            Four Research Way                 President of SES Americom
                            Princeton, NJ  08540              Member of Executive Committee
                                                              of SES GLOBAL

Jurgen Schulte              SES GLOBAL S.A.                   Chief Financial Officer;                 Germany
                            L-6815 Chateau de Betzdorf        Member of Executive Committee
                            Luxembourg                        of SES GLOBAL

Rene Steichen               36, rue Clairefontaine            Chairman of the Board of SES             Luxembourg
                            L - 9201 Diekirch                 GLOBAL; Avocat a la Cour

Miranda Van den Heuvel *    SES ASTRA S.A.                    Junior Sales Manager Broadcast           The Netherlands
                            L-6815 Chateau de Betzdorf


* Employee representatives

CUSIP  NO. M51474100                                       PAGE 11  OF  15 PAGES
           ---------


                                  Schedule III
                                   SES Global
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                                    PRESENT                           PRESENT
                                    BUSINESS                          PRINCIPAL
NAME                                ADDRESS                           OCCUPATION                               CITIZENSHIP
----                                -------                           ----------                               -----------
Charles Alexander                   Clarges House, 6-12 Clarges       President, GE Capital Europe             U.K.
                                    Street, GB-London W1J 8DH

Wolfgang A. Baertz                  26, rue du Marche-aux-Herbes      Administrateur-Delegue,                  Germany
                                    L-2097 Luxembourg                 Dresdner Bank Luxembourg S.A.
Hadelin de Liedekerke Beaufort      31, bd Prince Henri               Administrateur de societes               Belgium
                                    L - 1724 Luxembourg

John F. Connelly                    260 Long Ridge Road               Vice President, GE Capital               U.S.
                                    Stamford, CT  06927               Corporation

Ernst Wilhelm Contzen               2, Boulevard Konrad Adenauer      Chief Executive Officer,                 Germany
                                    L-1115 Luxembourg                 Dresdner Bank Luxembourg S.A.

Richard Goblet d'Alviella           Rue du Village 5                  Administrateur de societes,              Belgium
                                    B-1490 Court Saint Etienne        Sofina S.A.

Jean-Claude Finck                   3, Sonnestrooss                   Directeur General adjoint de             Luxembourg
                                    L - 2899 Foetz                    la BCEE

Raymond Kirsch                      13, an de Bongerten               President du Comite de                   Luxembourg
                                    L - 7346 Steinsel                 direction et Directeur General
                                                                      de la BCEE
Joachim Kroske                      Kellerberg 2                      Consultant                               Germany
                                    D - 22885 Barsbuttel

Raphael Kubler                      Birkenweg 104                     Senior Executive Vice                    Germany
                                    D - 50997 Koln                    President, Deutsche Telekom AG

Luis Sanchez Merlo                  Antonio Maura 9                   Economist, Chairman of Sanchez           Spain
                                    E - 28014 Madrid                  Merlo Associates

Denis J. Nayden                     260 Long Ridge Road, Stamford,    Chairman & Chief Executive               U.S.
                                    CT 06927, USA                     Officer, GE Capital Corporation

Gaston Reinesch                     7, Val de Aulnes                  Vice-President de la SNCI                Luxembourg
                                    L - 3811 Schifflange

Victor Rod                          8, rue Victor Beck                President du Conseil                     Luxembourg
                                    L - 1223 Howald                   d'Administration de la BCEE

CUSIP  NO. M51474100                                       PAGE 12  OF  15 PAGES
           ---------


                                    PRESENT                           PRESENT
                                    BUSINESS                          PRINCIPAL
NAME                                ADDRESS                           OCCUPATION                               CITIZENSHIP
----                                -------                           ----------                               -----------
Christian Schaack                   50, avenue J.F. Kennedy L -       Member of the Board, Banque              Luxembourg
                                    2951 Luxembourg                   Generale du Luxembourg

Georges Schmit                      35, Op der Strooss,               President de la SNCI                     Luxembourg
                                    L - 7650 Heffingen

Rene Steichen                       36, rue Clairefontaine            Chairman of the Board of SES             Luxembourg
                                    L - 9201 Diekirch                 Global; Avocat a la Cour

Gerd Tenzer                         Am Wolfsbach 50b                  Member of the Board of                   Germany
                                    D - 53229-Bonn                    Management, Deutsche Telekom AG

Francois Tesch                      45 a, route de Bettembourg        President, Luxempart S.A.                Luxembourg
                                    L - 1899 Kockelscheuer

Jean-Paul Zens                      16, rue des Marguerites           Premier Consellier de                    Luxembourg
                                    L-2127 Luxembourg                 Gouvernement

                                    PRESENT                           PRESENT
                                    BUSINESS                          PRINCIPAL
NAME                                ADDRESS                           OCCUPATION                               CITIZENSHIP
----                                -------                           ----------                               -----------
Romain Bausch                       SES Global                        Chief Executive Officer and              Luxembourg
                                    L-6815 Chateau de Betzdorf        President; Member of Executive
                                    Luxembourg                        Committee

Robert Bednarek                     SES Americom                      Executive Vice-President,                U.S.
                                    Four Research Way                 Corporate Development; Member
                                    Princeton, NJ 08540               of Executive Committee

Roland Jaeger                       SES Global                        General Counsel                          Luxembourg
                                    L-6815 Chateau de Betzdorf
                                    Luxembourg

Ferdinand Kayser                    SES Global                        Member of Executive Committee;           Luxembourg
                                    L-6815 Chateau de Betzdorf        Chief Executive Officer and
                                                                      Luxembourg President of SES Astra

Dean A. Olmstead                    SES Americom                      Member of Executive Committee;           U.S.
                                    Four Research Way                 Chief Executive Officer and
                                    Princeton, NJ  08540              President of SES Americom

Jurgen Schulte                      SES Global                        Chief Financial Officer;                 Germany
                                    L-6815 Chateau de Betzdorf        Member of Executive Committee
                                    Luxembourg

CUSIP  NO. M51474100                                       PAGE 13  OF  15 PAGES
           ---------



                                 SES ASTRA S.A.
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

                                    PRESENT                           PRESENT
                                    BUSINESS                          PRINCIPAL
NAME                                ADDRESS                           OCCUPATION                               CITIZENSHIP
----                                -------                           ----------                               -----------
Romain Bausch                       SES GLOBAL S.A.                   Chief Executive Officer and              Luxembourg
                                    L-6815 Chateau de Betzdorf        President; Member of Executive
                                    Luxembourg                        Committee of SES GLOBAL;
                                                                      Chairman of the Board of SES
                                                                      ASTRA

Fred Arbogast *                     SES ASTRA S.A.                    Senior IT Systems Engineer               Luxembourg
                                    L-6815 Chateau de Betzdorf
                                    Luxembourg

Robert Bednarek                     SES GLOBAL S.A.                   Executive Vice-President,                U.S.
                                    L-6815 Chateau de Betzdorf        Corporate Development; Member
                                    Luxembourg                        of Executive Committee of SES
                                                                      GLOBAL

Pierre Goerens                      Service des Medias et des         Conseiller de direction 1ere             Luxembourg
                                    Communications                    classe
                                    5, rue Large, Maison Cassal
                                    L-1917 Luxembourg

Denis Hourt *                       SES ASTRA S.A.                    Junior Ground Operations                 France
                                    L-6815 Chateau de Betzdorf        Technician
                                    Luxembourg

Dean Olmstead                       SES Americom                      Chief Executive Officer and              U.S.
                                    Four Research Way                 President of SES Americom
                                    Princeton, NJ  08540              Member of Executive Committee
                                                                      of SES GLOBAL

Jurgen Schulte                      SES GLOBAL S.A.                   Chief Financial Officer;                 Germany
                                    L-6815 Chateau de Betzdorf        Member of Executive Committee
                                    Luxembourg                        of SES GLOBAL

Rene Steichen                       36, rue Clairefontaine            Chairman of the Board of SES             Luxembourg
                                    L - 9201 Diekirch                 GLOBAL; Avocat a la Cour

Gerd Tenzer **                      Am Wolfsbach 50b                  Member of the Board of                   Germany
                                    D - 53229-Bonn                    Management, Deutsche Telekom AG

Miranda Van den Heuvel *            SES ASTRA S.A.                    Junior Sales Manager Broadcast           The Netherlands
                                    L-6815 Chateau de Betzdorf



*  Employee representatives
** Gerd Tenzer resigned.
No Replacement has been decided yet.

CUSIP  NO. M51474100                                       PAGE 14  OF  15 PAGES
           ---------


MANAGEMENT:

                                    PRESENT                           PRESENT
                                    BUSINESS                          PRINCIPAL
NAME                                ADDRESS                           OCCUPATION                               CITIZENSHIP
----                                -------                           ----------                               -----------
Ferdinand Kayser                    SES ASTRA S.A.                    Member of Executive Committee;           Luxembourg
                                    L-6815 Chateau de Betzdorf        Chief Executive Officer and
                                    Luxembourg                        President of SES Astra


Padraig McCarthy                    SES ASTRA S.A.                    Senior Vice President & Chief            Ireland
                                    L-6815 Chateau de Betzdorf        Financial Officer of SES ASTRA
                                    Luxembourg

Martin Halliwell                    SES ASTRA S.A.                    Senior Vice President & Chief            Great Britain
                                    L-6815 Chateau de Betzdorf        Technology Officer
                                    Luxembourg

Alexander Oudendijk                 SES ASTRA S.A.                    Senior Vice President Sales &            The Netherlands
                                    L-6815 Chateau de Betzdorf        Marketing
                                    Luxembourg

CUSIP  NO. M51474100                                       PAGE 15  OF  15 PAGES
           ---------


                            SES CAPITAL BELGIUM A.S.
                                    DIRECTORS

DIRECTORS:

                                    PRESENT                           PRESENT
                                    BUSINESS                          PRINCIPAL
NAME                                ADDRESS                           OCCUPATION                               CITIZENSHIP
----                                -------                           ----------                               -----------
Ferdinand Kayser                    SES ASTRA S.A.                    Member of Executive Committee;           Luxembourg
                                    L-6815 Chateau de Betzdorf        Chief Executive Officer and
                                    Luxembourg                        President of SES Astra


Padraig McCarthy                    SES ASTRA S.A.                    Chairman of SES CAPITAL                  Ireland
                                    L-6815 Chateau de Betzdorf        BELGIUM; Senior Vice President
                                    Luxembourg                        & Chief Financial Officer of
                                                                      SES ASTRA

Roland Jaeger                       SES GLOBAL S.A.                   General Counsel                          Luxembourg
                                    L6815 Chateau de Betzdorf

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